UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Entrée Gold Inc.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

29383G100
(CUSIP Number)
Rio Tinto plc c/o Shannon Crompton Rio Tinto Services Inc. 1343 South 1800 East Salt Lake City, UT 84108 (801) 583-6707
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: Christine A. Spillane Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England 011-44-207-959-8554
November 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Rio Tinto plc
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	☐ ☐
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 14,914,125
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,914,125
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,914,125
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount In Row (11) 15.9%
14	Type of Reporting Person (See Instructions) HC, CO

1	Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Kennecott Canada Exploration Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	☐ ☐
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 14,914,125
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,914,125
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,914,125
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount In Row (11) 15.9%
14	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 amends and supplements the Schedule 13D (“Schedule 13D”) filed by the following entities (collectively referred to herein as the “Reporting Persons”, and each as a “Reporting Person”) with the U.S. Securities and Exchange Commission (“SEC”) on July 8, 2005, as amended and supplemented by Amendment No.1 filed with the SEC on July 27, 2007:

Rio Tinto plc, a public limited company incorporated under the laws of England and Wales (“Rio Tinto”), is an international mining company with operations around the world. Rio Tinto’s principal executive offices are located at 6 St. James’s Square, London, SW1Y 4LD, England.

Kennecott Canada Exploration Inc., a corporation incorporated under the laws of Canada and an indirect wholly owned subsidiary of Rio Tinto (“Kennecott”), is a mining company the principal business of which is the discovery and acquisition of mineral resources in North and Central America. Kennecott’s principal offices are located at 200 Granville Street, Suite 354, Vancouver, British Columbia, V6C 1S4, Canada.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule I hereto and are incorporated by reference herein.

During the last five years, neither of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed in Schedule I hereto has been: (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following additional paragraph after the fifth paragraph:

On November 9, 2007, Kennecott elected to exercise in full its preemptive, anti-dilutive rights under section 2.4 of the EPA with respect to the purchase of common shares of the Company by BMO Nesbitt Burns Inc., as underwriter. As a result, on November 26, 2007, Kennecott purchased 2,300,284 Common Shares of the Company at a price of C$3 per Common Share, for a total consideration of C$6,900,852. These shares were purchased using working capital of Rio Tinto. Following completion of the transaction, the Reporting Persons own

14,914,125 Common Shares (representing approximately 15.9% of the Company’s Common Shares).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the third sentence of the first paragraph and by replacing the paragraph added to Item 5 by Amendment No. 1 with the following:

On June 27, 2007, the Reporting Persons exercised the warrants and, as a result, acquired 6,306,920 additional Common Shares of the Company. On November 26, 2007, as a result of the exercise of preemptive, anti-dilutive rights under the EPA, the Reporting Persons acquired 2,300,284 additional Common Shares of the Company. Following completion of these two transactions, the Reporting Persons currently own 14,914,125 Common Shares, representing approximately 15.9% of the Company’s Common Shares. The calculation of the percentage of the Company’s Common Shares beneficially owned by the Reporting Persons is based on 93,572,841 shares outstanding as of the date hereof, as notified by the Company.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2007

Rio Tinto plc

By:	/s/ Ben Mathews
Name:	Ben Mathews
Title:	Secretary

Kennecott Canada Exploration Inc.

By:	/s/ Shannon Crompton
Name:	Shannon Crompton
Title:	Assistant Secretary

Schedule I

Rio Tinto plc

Directors and Executive Officers

Name	Present Principal Occupation	Present Business Address	Citizenship
Directors
Paul Skinner	Chairman of Rio Tinto	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom
Tom Albanese	Chief Executive of Rio Tinto	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America
Guy Elliott	Finance Director of Rio Tinto	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom
Dick Evans	Chief Executive of Rio Tinto Alcan	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada
Sir David Clementi	Chairman of Prudential plc	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom
Vivienne Cox	Executive Vice-President of BP plc	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom
Sir Rod Eddington	Chairman of JPMorgan	6 St. James’s Square London SW1Y 4LD United Kingdom	Australia
Mike Fitzpatrick	Director of Squitchy Lane Holdings	6 St. James’s Square London SW1Y 4LD United Kingdom	Australia

Yves Fortier	Non-executive director of Rio Tinto	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada
Richard Goodmanson	Executive Vice President and Chief Operating Officer of DuPont	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America
Andrew Gould	Chairman and Chief Executive Officer of Schlumberger Ltd.	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom
Lord Kerr	Chairman of the Court and Council of Imperial College, London	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom
David Mayhew	Chairman of Cazenove Group plc	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom
Sir Richard Sykes	Director of Rio Tinto and director of Lonza Group Ltd.	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom
Paul Tellier	Non-executive director of Rio Tinto	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada
Executive Officers
Preston Chiaro	Chief Executive of the Energy group and Minerals	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America
Bret Clayton	Chief Executive of the Copper group and Diamonds	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America

Dick Evans	Chief Executive of the Aluminum group	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada
Eric Finlayson	Head of Exploration	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom
Keith Johnson	Group Executive, Business Resources	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom
Ben Mathews	Company Secretary	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom
Grant Thorne	Group Executive Technology and Innovation	Comalco Place 12 Creek Street Brisbane QLD 4000 Australia	Australia
Sam Walsh	Chief Executive of the Iron Ore Group	6 St. James’s Square London SW1Y 4LD United Kingdom	Australia

Kennecott Canada Exploration Inc.

Directors and Executive Officers

Name	Present Principal Occupation	Present Business Address	Citizenship
C. G. Baldwin	Attorney Lawson Lundell	1600 Cathedral Place 925 West Georgia St.Vancouver, B.C. V6C 3L2 CANADA	Canada
I. Graham	Vice President Kennecott Canada Exploration Inc.	200 Granville Street Suite 354 Vancouver, B.C. V6C 1S4 CANADA	Canada
M. L. Jutras	General Counsel and Secretary Rio Tinto Iron & Titanium Inc.	770 Sherbrooke Street West, Suite 1800 Montreal, Quebec H3A 1G1 CANADA	Canada
D. S. Andrews	President Kennecott Exploration Company	224 North 2200 West Salt Lake City, UT 84116 USA	United Kingdom
J. J. Quigley	Vice President and Chief Legal Officer Kennecott Exploration Company	224 North 2200 West Salt Lake City, UT 84116 USA	United States of America
S. M. Whiteford	Operating Officer Kennecott Exploration Company	224 North 2200 West Salt Lake City, UT 84116 USA	Canada
Executive Officers
D. S. Andrews	President	224 North 2200 West Salt Lake City, UT 84116 USA	United Kingdom
I. Graham	Vice President	200 Granville Street Suite 354 Vancouver, B.C. V6C 1S4 CANADA	Canada

D. F. Simpson	Vice President	200 Granville Street Suite 354 Vancouver, B.C. V6C 1S4 CANADA	United States of America
J. J. Quigley	Vice President and Chief Legal Officer	224 North 2200 West Salt Lake City, UT 84116 USA	United States of America
S. M. Whiteford	Operating Officer	224 North 2200 West Salt Lake City, UT 84116 USA	Canada
M. D. Edmonds	Chief Financial Officer	8309 West 3595 South Magna, UT 84044 USA	United States of America
C.G. Baldwin	Secretary	1600 Cathedral Place 925 West Georgia St. Vancouver, B.C. V6C 3L2 CANADA	Canada
S. S. Crompton	Assistant Secretary	1343 South 1800 East Salt Lake City, UT 84108 USA	United States of America
J. R. Welch	Treasurer	8309 West 3595 South Magna, UT 84044 USA	United States of America
C. J. Wykstra	Assistant Treasurer	8309 West 3595 South Magna, UT 84044 USA	United States of America